UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TRANSALTA CORPORATION

(Name of Issuer)

COM

(Title of Class of Securities)

89346D107

(CUSIP Number)

Dec 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 89346D107

1)	Name of Reporting Person Bank Of Montreal
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 14,196,887(1)
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 14,196,887(1)
	8)	Shared Dispositive Power: 10,000(1)
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,206,887(1)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 5.0627%
12)	Type of Reporting Person HC

(1)	Shares are held indirectly by the Reporting Person’s subsidiaries, BMO Nesbitt Burns Inc., BMO Asset Management Inc., BMO Harris Investment Management Inc., and CTC myCFO, LLC.

SCHEDULE 13G

CUSIP No. 789346D107

1)	Name of Reporting Person BMO NESBITT BURNS INC.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 6,660,750
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 6,660,750
	8)	Shared Dispositive Power:
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,660,750
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 2.3736%
12)	Type of Reporting Person FI

SCHEDULE 13G

CUSIP No. 89346D107

1)	Name of Reporting Person BMO ASSET MANAGEMENT INC.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 7,520,159
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 7,520,159
	8)	Shared Dispositive Power:
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,520,159
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 2.6798%
12)	Type of Reporting Person IA

SCHEDULE 13G

CUSIP No. 89346D107

1)	Name of Reporting Person BMO HARRIS INVESTMENT MANAGEMENT INC.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 15,978
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 15,978
	8)	Shared Dispositive Power:
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,978
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.0056%
12)	Type of Reporting Person IA, FI

SCHEDULE 13G

CUSIP No. 89346D107

1)	Name of Reporting Person CTC MYCFO
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power:
	6)	Shared Voting Power:
	7)	Sole Dispositive Power:
	8)	Shared Dispositive Power: 10,000
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.0035%
12)	Type of Reporting Person IA

SCHEDULE 13G

CUSIP No. 78463X871

1)	Name of Reporting Person STOKER OSTLER WEALTH ADVISORS, INC.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Arizona, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 11,658
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 11,658
	8)	Shared Dispositive Power:
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,658
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.0479%
12)	Type of Reporting Person IA

CUSIP No. 89346D107

ITEM 1(a).	Name of Issuer.

TRANSALTA CORPORATION

ITEM 1(b).	Address of Issuer’s Principal Executive Offices.

Transalta Corporation

110 12th Avenue SW

Calgary, Alberta, Canada A0 T2P2M1

ITEM 2(a).	Names of Persons Filing.

Bank Of Montreal

BMO NESBITT BURNS INC.

BMO ASSET MANAGEMENT INC.

BMO HARRIS INVESTMENT MANAGEMENT, INC.

CTC MYCFO, LLC

ITEM 2(b).	Address of Principal Business Office or, if none, Residence.

Bank Of Montreal

1 First Canadian Place

Toronto, Ontario, Canada M5X 1A1

BMO Nesbitt Burns, Inc.

IBG Finance Dept.

FCP – 7th Floor

Toronto, ON, Canada M5X 1H3

BMO Asset Management, Inc.

Royal Trust Tower

77 King Street West

Suite 4200

Toronto, ON, Canada M5K 1J5

BMO Harris Investment Management Inc.

1 First Canadian Place

P.O. Box 150

9th Floor

Toronto, ON, Canada M5X 1H3

CTC myCFO, LLC

2200 Geng Road, Suite 100

Palo Alto, CA 94303

ITEM 2(c).	Citizenship or Place of Organization.

Bank Of Montreal is organized under the laws of Canada.

BMO NESBITT BURNS INC. is organized under the laws of Canada.

BMO ASSET MANAGEMENT INC. is organized under the laws of Canada.

BMO HARRIS INVESTMENT MANAGEMENT INC. is organized under the laws of Canada.

CTC MYCFO, LLC. is organized under the laws of the United States.

ITEM 2(d).	Title of Class of Securities.

COM

ITEM 2(e).	CUSIP Number.

89346D107

ITEM 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.	Ownership.

The information contained in Items 5 – 11 on the cover pages is incorporated herein by reference.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bank of Montreal is reporting on this Schedule 13G securities held through its subsidiaries, BMO Nesbitt Burns, Inc., BMO Harris Investment Management Inc., BMO Asset Management, Inc., and CTC myCFO LLC as fiduciaries for certain employee benefit plans, trust and/or customer accounts. As a result, participants in the plans, trust beneficiaries and customers are entitled to receive, or have the power to direct the receipt of, dividends and proceeds from the sale of such securities. No such person is known to have such an interest relating to more than five percent of the class of subject securities.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Bank of Montreal is the ultimate parent company of BMO Nesbitt Burns Inc., a non-U.S. institution, BMO Harris Investment Management Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and a non-U.S. institution, BMO Asset Management, Inc., a non-U.S. institution, and CTC myCFO LLC, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable

ITEM 9.	Notice of Dissolution of Group.

Not Applicable

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 16th day of February, 2016.

BANK OF MONTREAL

/s/ Barbara Muir
Barbara Muir
SVP, Deputy General Counsel
Corporate Affairs & Corporate Secretary

BMO NESBITT BURNS, INC.

*

BMO ASSET MANAGEMENT, INC.

*

BMO HARRIS INVESTMENT MANAGEMENT, INC.

*

CTC myCFO, LLC

*

*Pursuant to Power of Attorney filed as Exhibit 2 to Schedule 13G filed on February 14, 2014 by Reporting Persons named herein (File No. 005-59405), which is incorporated by reference.

Exhibit 1

JOINT FILING AGREEMENT

In accordance with rule 13d-1(k) under the Securities Act of 1934, as amended, each of the undersigned entities, as applicable, pursuant to a duly executed power of attorney, hereby agrees to this and any future joint filing of Schedule 13G (including any and all amendments thereto) to be made on their behalf and further agrees to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement consents to the filing of this and any future Schedule 13G (including any and all amendments thereto) by Bank of Montreal.

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 16th day of February, 2016.

BANK OF MONTREAL

	By:	/s/ Barbara Muir
Barbara Muir
Senior Vice President, Deputy General Counsel of Corporate Affairs, and Corporate Secretary

BANK OF MONTREAL IRELAND PLC		BMO ASSET MANAGEMENT CORP.

*		*

BMO ASSET MANAGEMENT INC.		BMO CAPITAL MARKETS CORP.

*		*

BMO CAPITAL MARKETS LIMITED		BMO DELAWARE TRUST COMPANY

*		*

BMO FINANCIAL CORP.		BMO GLOBAL ASSET MANAGEMENT (ASIA) LIMITED

*		*

BMO HARRIS BANK N.A.	BMO HARRIS FINANCIAL ADVISORS, INC.

*	*

BMO HARRIS INVESTMENT MANAGEMENT INC.	BMO INVESTORLINE, INC.

*	*

BMO LIFE ASSURANCE COMPANY	BMO NESBITT BURNS INC.

*	*

F&C ASSET MANAGEMENT PLC	HARRIS MY CFO, LLC

**	*

LGM (BERMUDA) LTD. (formerly, LLOYD GEORGE MANAGEMENT (BERMUDA) LTD.)	LGM INVESTMENTS LIMITED (formerly, LLOYD GEORGE MANAGEMENT (EUROPE) LTD.)

*	*

MONEGY INC.	PYRFORD INTERNATIONAL LIMITED

*	*

STOKLER OSTLER WEALTH ADVISORS INC.	SULLIVAN, BRUYETTE, SPEROS & BLAYNEY, INC.

*	*

TAPLIN, CANIDA & HABACHT, LLC

*

*	Pursuant to Power of Attorney filed as Exhibit 2 to Schedule 13G filed on February 14, 2014 by the Reporting Persons named herein (File No. 005-59405), which is incorporated by reference.
**	Pursuant to Power of Attorney filed as Exhibit 2 to Schedule 13G filed on February 13, 2015 by the Reporting Person named herein (File No. 005-79749), which is incorporated by reference.

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